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                          [COOLEY GODWARD LETTERHEAD]



October 8, 1997



Coulter Pharmaceutical, Inc.


550 California Avenue, Suite 200


Palo Alto, California 94306-1440



Ladies and Gentlemen:



     You have requested our opinion with respect to certain matters in connection with the filing by Coulter Pharmaceutical, Inc. (the "Company") of a Registration Statement on Form S-1 on September 29, 1997, as amended (the "Registration Statement") with the Securities and Exchange Commission covering the offering of up to Two Million Seven Hundred Sixty Thousand (2,760,000) shares of the Company's Common Stock, $.001 par value (the "Shares").



     In connection with this opinion, we have examined the Registration Statement and related Prospectus, your Restated Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.



     On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonassessable.



     We consent to the filing of this opinion as an exhibit to the Registration Statement.



                                          Very truly yours,



                                          Cooley Godward LLP



                                          /s/ JAMES C. KITCH



                                          James C. Kitch